SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                      For the period ended January 6, 2003



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F /X/               Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes / /                     No /X/


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     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form
F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).



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elan                        Corporate Bulletin

                              FOR IMMEDIATE RELEASE


CONTACTS:
INVESTORS:  (U.S.)        INVESTORS:  (EUROPE)           MEDIA:
Jack Howarth              Emer Reynolds                  Sunny Uberoi
Ph:   212-407-5740        Ph:    353-1-709-4000          Ph:   212-994-8206
      800-252-3526               00800 28352600                800-252-3526


                   ELAN NAMES G. KELLY MARTIN AS PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER

                   GLOBAL BUSINESS EXECUTIVE TO LEAD NEW ELAN


Dublin, Ireland, January 6, 2003 - Elan Corporation, plc (NYSE:ELN) ("Elan") today announced that G. Kelly Martin, 43, has been named President and Chief Executive Officer of the company by unanimous vote of its Board of Directors. The appointment is effective February 3, 2003.


"I am particularly pleased that Kelly possesses all the requirements which we defined as critical for our CEO candidate. Although he does not have direct pharmaceutical industry experience, Kelly's exceptional management and business skills, along with his tremendous passion for what our company does, makes him an outstanding choice to lead Elan in its efforts to recover and reestablish itself as a leader in our industry," said Dr. Garo Armen, who will remain Chairman of Elan.

Mr. Martin was a member of both the Executive Management and Operating Committee of Merrill Lynch & Co. and was formerly president of the International Private Client Group.

Mr. Martin's career at Merrill Lynch encompasses a broad array of operating and executive responsibilities on a global basis. In his most recent position, he was responsible for re-engineering the company's non-US private client business. A critical success of this assignment was achieving profitability for the first time in Japan.

Previously, Mr. Martin oversaw the overhaul of the Merrill's global debt markets business after significant market turmoil in 1998. From 1995-1998, he was responsible for systems and technology for Merrill Lynch. Earlier in his career with Merrill Lynch, Mr. Martin spent eight years in London, and over two years in Japan in a variety of roles. He received a B.A. degree in politics from Princeton University in 1981.

"After more than 20 years on Wall Street and in the world's capital markets, I am joining a company which has the opportunity to change the way diseases like Alzheimer's, Crohn's and multiple sclerosis are treated," said Martin. "My goal is to help bring these important compounds to market by ensuring a strong financial future and operating platform for Elan."

Mr. Martin will join Elan's Board of Directors. As part of its continued commitment to corporate governance, the company said the positions of Chief Executive Officer and Chairman of the Board will be separate positions at Elan.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

THIS NEWS RELEASE MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS BY ELAN THAT INVOLVE RISKS AND UNCERTAINTIES AND REFLECT THE COMPANY'S JUDGMENT AS OF THE DATE OF THIS RELEASE. ACTUAL EVENTS OR RESULTS MAY DIFFER FROM THE COMPANY'S EXPECTATIONS. FURTHER RISKS, UNCERTAINTIES AND OTHER MATTERS CAN BE FOUND IN ELAN'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, AND IN ITS REPORTS OF FOREIGN ISSUER ON FORM 6-K. ELAN ASSUMES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


                                      -2-

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                ELAN CORPORATION, plc



                                By:    /s/ William F. Daniel
                                       ---------------------------------------
                                       William F. Daniel
                                       Company Secretary

Date: January 7, 2003